August 6, 2020

Via EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	BiondVax Pharmaceuticals Ltd.
Registration Statement on Form F-3
Filed July 29, 2020
Registration No. 333-240189

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on August 10, 2020 at 4:00 p.m. Eastern Time or as soon thereafter as practicable. Please contact our counsel, Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co., attention: Perry Wildes at +972-3-607-4475, or in his absence, Joshua Ravitz at +972-3-607-4480, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Very truly yours,

BiondVax Pharmaceuticals Ltd.

By:	/s/ Uri Ben Or
Uri Ben Or Chief Financial Officer

Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com